UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WHITE MOUNTAINS INSURANCE GROUP, LTD.

(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G9618E107
(CUSIP Number of Class of Securities)

Robert L. Seelig, Esq.
Executive Vice President and General Counsel
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755-2053
Telephone: (603) 640-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE:

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$513,391,375.00	$59,502.06

*                 This valuation represents the purchase of a total of 586,733 outstanding Common Shares, par value $1.00 per share, of White Mountains Insurance Group, Ltd. at the price of $875 per share.

**          The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $115.90 per million of the value of the transaction.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$59,502.06	Filing Party:	White Mountains Insurance Group, Ltd.
Form or Registration No.:	005-36786	Date Filed:	August 17, 2017; September 15, 2017

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                   third-party tender offer subject to Rule 14d-1.

☒                                 issuer tender offer subject to Rule 13e-4.

☐                                   going-private transaction subject to Rule 13e-3.

☐                                   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO, initially filed by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the “Company”), with the Securities and Exchange Commission on August 17, 2017 (as amended as of August 25, 2017, as of September 15, 2017 and as of the date hereof, the “Schedule TO”), which relates to the offer by the Company to purchase 500,000 of its issued and outstanding Common Shares, par value $1.00 per share (the “Common Shares” or the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $875 or less than $825 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2017 (as amended as of August 25, 2017, the “Offer to Purchase”) and in the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

On September 19, 2017, the Company issued a press release announcing the final results of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(C) and incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following document filed herewith:

Exhibit No.	Description
(a)(5)(C)	Press Release, dated September 19, 2017

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ J. BRIAN PALMER
	Name:	J. Brian Palmer
	Title:	Managing Director and Chief Accounting Officer

September 19, 2017

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INDEX OF EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated August 17, 2017

(a)(1)(B)*	Letter of Transmittal dated August 17, 2017

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Form of Summary Advertisement as published on August 17, 2017

(a)(1)(G)*	Letter from the Company’s Chief Executive Officer to shareholders dated August 17, 2017

(a)(1)(H)*	Letter to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 17, 2017

(a)(1)(I)*	Email to participants in the OneBeacon 401(k) Savings and Employee Stock Ownership Plan, dated August 17, 2017

(a)(5)(A)*	Press Release, dated August 17, 2017

(a)(5)(B)*	Press Release, dated September 15, 2017

(a)(5)(C)**	Press Release, dated September 19, 2017

(b)(1)

$425,000,000 Credit Agreement, dated August 14, 2013 among the Company, as the Borrower, Wells Fargo Bank, N.A., as Administrative Agent, Swing Line Lender and Issuing Lender, and the other lenders party hereto (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Report on Form 10-Q dated October 28, 2013)

(b)(2)

Amendment No. 1 to the $425,000,000 Credit Agreement, dated August 14, 2013 among the Company, as the Borrower, Wells Fargo Bank, N.A., as Administrative Agent, Swing Line Lender and Issuing Lender, and the other lenders party hereto (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Report on Form 10-Q dated October 29, 2014)

(d)(1)

White Mountains Long-Term Incentive Plan, as amended, (incorporated by reference herein and filed as Appendix A of the Company’s Notice of 2013 Annual General Meeting of Members and Proxy Statement dated April 10, 2013)

(d)(2)

Retirement Agreement dated March 1, 2017 between White Mountains Insurance Group, Ltd. and Raymond Barrette (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

(d)(3)

Employment Agreement dated May 2, 2017 between White Mountains Insurance Group, Ltd. and David Foy (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2017)

(d)(4)

Amended and Restated Investment Management Agreement between White Mountains Advisors, LLC and OneBeacon dated December 23, 2014 (incorporated by reference herein and filed as Exhibit 10.6 of the Company’s 2014 Annual Report on Form 10-K)

(d)(5)

Fourth Amendment dated February 28, 2017 to the Amended and Restated Investment Management Agreement dated December 23, 2014 by and between White Mountains Advisors, LLC and OneBeacon Insurance Group, Ltd. (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

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Exhibit No.	Description
(d)(6)	White Mountains Bonus Plan (incorporated by reference herein and filed as Exhibit 10.10 of the Company’s 2015 Annual Report on Form 10-K)

(d)(7)	OneBeacon Deferred Compensation Plan (incorporated by reference herein and filed as Exhibit 10.16 of the Company’s 2012 Annual Report on Form 10-K)

(d)(8)	OneBeacon 2007 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.15 of the Company’s 2014 Annual Report on Form 10-K)

(d)(9)	OneBeacon 2017 Long-Term Incentive Plan (incorporated by reference herein and filed as Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

(d)(10)	OneBeacon 2016 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.8 of the Company’s 2016 Annual Report on Form 10-K)

(d)(11)	OneBeacon 2017 Management Incentive Plan (incorporated by reference herein and filed as Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017)

(d)(12)

Restricted Share Award Agreement by and between OneBeacon Insurance Group, Ltd. and T. Michael Miller dated May 27, 2011 (incorporated by reference herein and filed as Exhibit 10.22 of the Company’s 2011 Annual Report on Form 10-K)

(d)(13)

Regulation 114 Trust Agreement by and among Build America Mutual Assurance Company, HG Re Ltd. and The Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012)

(d)(14)

Supplemental Trust Agreement by and among Build America Mutual Assurance Company, HGR Patton (Luxembourg) S.à r.l., United States of America Branch and the Bank of New York Mellon, dated July 20, 2012 (incorporated by reference herein and filed as Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012)

(d)(15)

Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers dated July 17, 2012 (incorporated by reference herein and filed as Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2012)

(d)(16)

Amended and Restated Surplus Note Purchase Agreement between Build America Mutual Assurance Company, as Issuer and HG Holdings Ltd. and HG Re Ltd. as Purchasers dated January 1, 2014 (incorporated by reference herein and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014)

(g)	Not applicable

(h)	Not applicable

*                                         Previously filed as exhibits to the Schedule TO.

**                                  Filed herewith.

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